LINUX GOLD CORP.

FORM 51-102F1 – MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Fiscal Year Ended February 28, 2011

(Audited Financial Statements)

This   annual   management   report   is   an   addition   and   supplement   to   the   audited   financial

statements  for  the  fiscal  years  ended  February  28,  2011  and  2010,  and  should  be  read  in conjunction with those statements, which were prepared in accordance with Canadian generally

accepted   accounting   principles   (GAAP).   This   management   report   presents   the   views   of

Management  on  current  Company  activities  and  on  the  annual  financial  results,  as  well  as  a preview of activities during the coming fiscal year.

FORWARD-LOOKING STATEMENTS

Certain  statements  contained  in  this  MD&A  using  the  terms  “may”,  “expects  to”,  “projects”,

“estimates”,   “plans”,   and   other   terms   denoting   future   possibilities,   are   forward-looking

statements   in   respect   to   various   issues   including   upcoming   events   based   upon   current

expectations,  which  involve  risks  and  uncertainties  that  could  cause  actual  outcomes  and

results  to  differ  materially.   The  future  conduct  of  the  Company’s  business  and  the  feasibility  of its  mineral  exploration  properties  are  dependent  upon  a  number  of  factors  and  there  can  be  no assurance  that  the  Company  will  be  able  to  conduct  its  operations  as  contemplate  and  the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are  beyond  our  ability  to  predict  or  control  and  which  may  cause  actual  results  to  differ

materially  from  the  projections  or  estimates  contained  herein.    The  risks  include,  but  are  not

limited  to,  the  risks  described  in  the  this  MD&A;  those  risks  set  out  in  the  company’s  disclosure documents  and  its  annual,  quarterly  and  current  reports;  the  fact  that  exploration  activities seldom result in the discovery of a commercially viable mineral resource and are also significant amounts  of  capital  to  undertake  and  the  other  risks  associated  with  start-up  mineral  exploration

operations  with  insufficient  liquidity,  and  no  historical  profitability.   The  Company  disclaims  any

obligation  to  revise  any  forward  looking  statements  as  a  result  of  information  received  after  the fact or regarding future events.

DESCRIPTION OF BUSINESS

Linux   Gold   Corp.   (“Linux”   or   the   “Company”)   was   incorporated   in   the   Province   of   British

Columbia  on  February  27,  1979  and  is  engaged  in  the  exploration  of  mineral  properties,  with current mineral interests in Alaska.

The  Company  is  a  reporting  issuer  in  British  Columbia  &  Alberta.  Linux  is  listed  on  the  OTC  BB under the symbol “LNXGF”.

Since  our  inception  and  during  the  three  fiscal  years  ending  in  February  28,  2011,  we  have

been   involved   in   oil   and   gas   exploration/production   and   mineral   property   exploration   and

development.

Mineral Properties

During  the  year  we  have  let  our  Granite  Mountain  Property  in  Seward  Peninsula,  Alaska  lapse due to lack of mineralization of the claims.

Fish Creek Claims, Alaska

We  currently  own  a  50%  joint  venture  interest  in  30  state  of  Alaska  mining  claims,  comprising

1,032  acres,  known  as  the  Fish  Creek  Prospect,  located  in  the  Fairbanks  Mining  District  in

Alaska.    These  claims  are  subject  to  an  option  agreement  with  Teryl  Resources  Corp.,  a

company with common directors and officers.   Teryl Resources Corp. may purchase the 5% net

royalty  for  $500,000  U.S.  within  1  year  after  production  on  a  25%  working  interest,  or  retain  a

5%  NSR.   Teryl  also  agrees  to  expend  a  minimum  of  $500,000  U.S.  after  three  years  from  the date  of  the  agreement.  The  claims  are  legally  maintained  by  recording  an  affidavit  of  annual labor  for  a minimum  expenditure  of $100  per claim  ($3,000  total)  and by paying  annual  rental  to the  State  of  Alaska  in  the  amount  of  $130  per  claim  ($3,900  total).  All  mechanized  exploration activity  must  be  permitted  by  the  Alaska  Division  of  Mining,  Alaska  Department  of  Fish  and

Game,  and  the  U.S.  Corps  of  Engineers.  Water  can  be  withdrawn  from  Fish  Creek  to  support exploration  activities  with  oversight  from  the  Alaska  Department  of  Conservation.  Currently,  we

are  permitted  to  conduct  exploration  by  drilling.  To  the  best  of  our  knowledge,  we  are  operating in  compliance  with  all  applicable  environmental  regulations.  There  currently  are  no  unusual social,  political  or  environmental  encumbrances  to  mining  on  the  project.  We  currently  hold  a valid  exploration  permit  on  the  project.  Additional  permits  for  future  work  will  be  acquired  from the  Division  of  Mining,  Alaska  Department  of  Fish  and  Game,  and  the  U.S.  Corps  of  Engineers

on an as-needed basis.

The Fish Creek project is located 25 miles north of Fairbanks in an important mining district with

permissive  land  status  and  excellent  road  access  to  the  property.    Currently,  there  are  only

primitive  trails  developed  within  the  property  to  access  exploration  sites.  The  project  is  located within metamorphic and plutonic host rocks that are similar in composition and age  to rock units that  contain  commercially  viable  mineralization  elsewhere  in  the  Fairbanks  Mining  District.  The property  is  also  located  on  a  drainage  that  was  mined  extensively  for  alluvial  gold  in  the  past

both  upstream  and  downstream  of  the  Fish  Creek  project.    Limited  exploration  conducted

between   1992   and   2003   did   not   reveal   significant   bedrock   exposures   of   mineralization,

however,  very  widely  spaced  placer  drilling  over  a  large  area  of  the  property  conducted  in  1996 indicated  the  presence  of  placer  gold  in  the  alluvial  deposits.  More  extensive  and  closer  spaced placer  gold  drilling  conducted  in  2004  confirmed  the  presence  of  significant  concentrations  of placer gold on the claims.

Two  independent  technical  consultants  are  utilized  by  the  Company  for  work  on  the  Fish  Creek property.  Evaluations  for  alluvial  (placer)  gold  are  managed  by  Jeff  Keener  of  NordWand

Enterprize,  P.O.  Box  82811,  Fairbanks,  Alaska,  99708,  USA.  Mr.  Keener  is  a  graduate  of  the

University  of  Alaska,  with  a  B.S.  degree  in  Geology  (1991).  Mr.  Keener  is  a  member  of  the

Alaska  Miners  Association  and  has  applied  for  membership  with  the  American  Institute  of

Professional  Geologists.  From  1986  to  the  present  he  has  been  actively  employed  in  various

capacities   in   the   mining   industry   in   numerous   locations   in   Alaska,   Nevada,   Arizona,   and

California and is recognized as an expert in the field of placer examination.

For  lode  gold  exploration  we  utilize Avalon  Development  Corp.  of  Fairbanks,  Alaska,  to  conduct

any  proposed  exploration  work  on  the  Fish  Creek  Property.   Mr.  Curt  Freeman  is  the  President

of  Avalon  Development  Corporation,  P.O.  Box  80268,  Fairbanks,  Alaska,  99708,  USA.    Mr.

Freeman  is  a  graduate  of  the  College  of  Wooster,  Ohio,  with  a  B.A.  degree  in  Geology  (1978),

and  a  graduate  of  the  University  of  Alaska  with  an  M.S.  degree  in  Economic  Geology  (1980).

Mr.  Freeman  is  a  licensed  geologist  in  Alaska  (AA#159)  and  is  a  member  of  the  American

Institute  of  Professional  Geologists  (CPG#6901),  the  Society  of  Economic  Geologists,  the

Geological  Society  of  Nevada,  the  Alaska  Miners  Assoc.  and  the  Prospectors  and  Developers

Assoc.  of  Canada.  From  1980  to  the  present,  he  has  been  actively  employed  in  various capacities  in  the  mining  industry  in  numerous  locations  in  North  America,  Central  America,

South America, New Zealand and Africa.

The following map shows the location of and access to our property.

1 = Ryan Lode (2.4 Million oz)
2 = True North (+2 Million oz)
3 = Dolphin (600,000 oz)
4 = Fort Knox (7.5 Million oz)
5 = Gil (433,000 oz)
To Livengood
Kinross Gold True North Project
Freegold Ventures Golden Summit Project
To Circle
Silverado Mines Marshall Dome Block
Elliot Highway
Univ. of Alaska Twin Buttes
Lockray Mining Bear Creek Block
Chatanika River
Linux - Teryl Fish Creek Block
Can - Ex. Resources Eagle Creek Project
Fox
Kinross Gold Fort Knox Project
Kinross Gold Ryan Lode Project
Range Minerals Ester Dome Project
Steese Highway
Chena Hot Springs Road
To Chena Hot Springs
Silverado Mines Ester Project
Fairbanks
Parks Highway
Richardson Highway
Tanana River
To Anchorage
To Delta Junction
N
0 6
Miles
Avalon Development Corp. - 2005
Major land blocks and gold resources of the Fairbanks Mining District, Alaska.

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the  right  limit  (southeast)  side  of  Fish  Creek  Valley,  approximately  600  –  700  feet  down-valley from  the  toe  of  the  Fort  Knox  mine  fresh  water  supply  dam.  This  program  was  an  orientation survey  to  test  the  right  limit  bench  of  Fish  Creek  for  a  suspected  buried  placer  gold-bearing channel.  Magnetic surveys of this type have been successful in locating elevated magnetic field intensities  associated  with  the  heavy,  magnetic  mineral  concentrations  often  associated  with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and

10-foot  station  spacing,  which  appears  to  provide  sufficient  detail  to  extrapolate  magnetic  data between  lines.  Signatures  from  the  two  traverses  are  interpreted  to  cross  five  features,  of  which

three   have   the   possibility   of   being   associated   with   alluvial   concentrations   of   various

characteristics.  A  program  of  additional  ground  magnetics  surveying  followed  by  trenching and/or  large-diameter  auger  drilling to  evaluate  the  two  most  promising  alluvial  gold  targets  was recommended for early 2004.

In  the  2004  drilling  program,  samples  were  collected  every  five  feet.  Placer  samples  were concentrated  on-site  with  a  small  hydraulic  concentrator  and  panned  to  extract  the  visible  gold.

The  placer  gold  particles  were  dried  and  weighed  with  a  precision  Haigis  balance  and  retained in glass sample vials. Placer analysis was performed by Mr. Keener, who also is storing the gold samples  and  concentrate  reject  in  his  office  located  in  Fairbanks,  Alaska.  Bedrock  samples were  collected  in  large  sample  bags  and  transported  to  the  Kinross  rock  core  storage  facility  in

Fox,  Alaska  where  they  were  subsequently  transferred  to  Alaska  Assay  Laboratory  for  splitting and  preparation.  Reduced  samples  were  sent  to  Nevada  Assay  Laboratory  of  Reno,  Nevada  to be  analyzed  for  69  elements  by  ICP-MS  techniques  and  for  gold  by  fire  assay.  The  pulps  and rejects  are  being  stored  by  Alaska  Assay  Laboratory  at  their  facility  in  Fairbanks,  Alaska.

Bedrock  chip  samples,  collected  every  five  feet  from  the  two  lode  holes,  are  retained  in conventional chip trays and are being stored in Mr. Keener’s Fairbanks office.

Curt  Freeman,  MS,  PGeo,  Certified  Professional  Geologist,  the  author  of  the  technical  report,

“Summary   Report   For   The   Fish   Creek   Gold   Property,   Fairbanks   Mining   District,   Alaska”

compliant with NI 43-101, dated March 7, 2005, recommended a two phase program as follows:

Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted  on  the  property  to  better  define  the  placer  gold  mineralization  outlined  in  2004.

Previous  experience  by  Keener  and  other  operators  within  the  Fish  Creek  drainage  has  shown that  drilling  is  an  effective  method  of  sampling  and  valuating  the  placer  deposit  and  provides predictable  estimates  of  subsequent  production.  Previous  work  suggests  that  drilling  to  obtain samples  with  volumes  of  0.05  cubic  yards  each  are  adequate  to  estimate  the  volume  and  value of  the  placer  gold  deposit.  Sampling  procedures  similar  to  those  utilized  in  2004  should  be followed  except  that  the  volume  of  each  sample  should  be  measured  to  provide  a  more accurate  estimate  of  the  gold  grades  and  to  evaluate  the  recovery  of  the  drilling  system.

Additionally,  all  holes  should  be  continued  into  bedrock  for  at  least  25  feet  to  test  for  the presence  of  lode  gold  mineralization.  The  primary  goal  of  this  program  would  be  to  enable

industry   acceptable   mineral   resources   to   be   calculated   between   the   two   lines   of   drilling

completed   in   2004.     A   secondary   goal   would   be   to   determine   if   significant   lode   gold

mineralization  exists  in  the  area  drilled.  Recommended  future  work  on  the  Fish  Creek  property should  include  drilling  20  reverse  circulation  drill  holes  (8”  diameter)  for  a  total  of  1,600  feet  of

drilling.   Construction  of  an  all-weather  creek  crossing  for  off-road  vehicles,  near  the  mouth  of

Odden  Creek,  will  facilitate  this  work.   The  estimated  cost  of  such  work  is  $50,000.  Fieldwork will  take  about  one  to  two  weeks,  whereas  sample  analysis  and  reporting  will  take  an  additional two to four weeks.

Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step-

out  drilling  using  large  diameter  reverse  circulation  methods  is  warranted  on  the  property  to

expand  on  the  placer  gold  mineralization  outlined  in  2004.    Sampling  procedures  similar  to

those  utilized  in  2004  should  be  followed  except  that  the  volume  of  each  sample  should  be measured  to  provide  a  more  accurate  estimate  of  the  gold  grades  and  to  evaluate  the  recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up

and downstream from the 2004 drill lines.   A secondary goal would be to determine if significant

lode  gold  mineralization  exists  in  the  area  drilled.  Recommended  future  work  on  the  Fish  Creek property  should  include drilling  55  reverse  circulation  drill  holes  (8”  diameter)  for  a  total  of  4,400

feet  of  drilling.    Construction  of  an  all-weather  creek  crossing  for  off-road  vehicles,  near  the

mouth  of  Odden  Creek,  will  facilitate  this  work.   The  estimated  cost  of  such  work  is  $150,000.

Fieldwork  will  take  about  two  to  three  weeks,  whereas  sample  analysis  and  reporting  will  take an additional four to six weeks.

In  June,  2005,  we  commenced  an  auger  drilling  program  near  Too  Much  Gold  Creek  to  collect soil  samples  from  the  top  of  bedrock.  An  auger  track  rig  was  used  to  drill  36  holes  to  a maximum  depth  of  60  feet  on  lines  spaced  500  feet  apart  where  holes  were  spaced  200  feet apart.  No  significant  mineralization  was  found  in  the  2005  soil  sampling  program.  Soil  samples were  transferred  to  Alaska  Assay  Laboratory  in  Fairbanks,  Alaska,  for  preparation  and  were analyzed by ICP-MS for 69 elements and fire assay for gold by Reno Assay Laboratory in Reno,

Nevada.  Pulps  and  rejects  are  being  stored  by  Alaska  Assay  Laboratory  at  their  Fairbanks facility. The total cost for the 2005 soil sampling program was $16,000.

In  October  2006,  six  new  geophysical  targets  were  located  on  the  Fish  Creek  property.    An

interpretive  report  titled  “Proposed  Drill  Sites,  Fish  Creek  Gold  Property,  Fairbanks  Mining

District,   Alaska.”   Fugro   Airborne   Survey,   Inc.,   under   contract   to   Fairbanks   Gold   Mining,

Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on

the  Fish  Creek  property.    The  following  interpreted  targets  are  based  on  linear  resistivity features  inferring  regional  structural  trends.  Conductive  gradients  at  depth  or  along  a  structure suggest  areas  of  higher  fracture  density.  The  high  magnetic  anomalies  with  good  depth  extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density

Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density

Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density

Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density

Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density

Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together  with  Teryl  Resources  Corp.,  we  planned  to  implement  an  exploration  program  during the  2006/7  winter  on  the  Fish  Creek  gold  property.  We  received  permits  to  conduct  exploration drilling  to  drill  up  to  seven  holes  (3,500  ft)  on  geophysical  targets  identified  from  the  Fugro survey.

In   January   2008   we   commenced   arrangements   for   a   drill   program   to   test   several   gold

geophysical  anomalies.  This  drilling  would  be  conducted  as  part  of  the  Phase  I  exploration program  recommended  in  our  Technical  Report  on  the  Fish  Creek  Property,  dated  March  7,

2005,  prepared  under  National  Instrument  43-101.    The  drill  program  proposes  to  RVC  drill

approximately  2,000  feet,  during  this  exploration  season.  The  cost  to  complete  this  phase  of

work  is  estimated  to  be  approximately  US$200,000.    However,  due  to  the  location  of  the

proposed drill holes (wet, boggy), increased exploration activities in the State of Alaska, and due to  the  Company  being  a  junior  mining  company  requiring  small-scale  work  competing  for equipment  with  many  larger  companies,  we  have  had  difficulty  obtaining  equipment  to  conduct

the  exploration  drilling.   Although  it  is  our  intent  to  complete  the  drilling  as  soon  as  a  drill  is available,  subject  to  financing,  and  the  weather  permits,  we  have  been  unable  to  do  so  due  to challenging market conditions.

There  currently  are  no  resources  or  reserves  on  the  Fish  Creek  property  that  comply  with  the

Canadian   Institute   of   Mining   and   Metallurgy   (CIM)   Standards   on   Mineral   Resources   and

Reserves  Definitions  and  Guidelines  adopted  by  CIM  Council  on  August  20,  2000.  While encouraging  in  its  results,  the  drill  hole  density  of  the  2004  placer  drilling  campaign  at  Fish

Creek was not sufficient to allow estimation of CIM compatible resources or reserves.

Additional  work  on  the  Fish  Creek  property  will  be  based  on  results  from  the  previous  drilling

programs.   Each  successive  phase  of  exploration  is  dependent  on  generation  of  encouraging results  from  the  previous  programs  and  the  increasing  potential  for  delineation  of  commercially viable resources on the project.

Dime Creek Property, Seward Peninsula, Alaska

The  Dime  Creek  Claim  Block  is  located  about  15  miles  to  the  south  of  Granite  Mountain  and  is composed  of  12  mining  claims  (3  square-miles).  The  placer  gold-platinum  deposits  on  Dime

Creek  were  discovered  in  1910,  but  it  wasn’t  until  1915  that  rich  pay  was  found,  setting  off  a stampede to the area. By 1917, about 12,500 ounces of gold and platinum were recovered from shoveling-in  on  the  creek  placer  and  from  underground  drifting  on  several  bench  placers

(Harrington,  1917,  USGS  B-692).  The  placer  gold  is  unusually  pure  with  a  fineness  of  960  and occurs in placer concentrates in a ratio to native platinum particles of 25:1 to 10:1. In later years,

a  small  bucket-ladder  dredge  operated  on  the  valley  bottom  from  1928  to  1941  while  small open-cut  and  drifting  operations  continued  on  the  benches  until  at  least  1955.  Total  production is  not  known,  but  incomplete  historical  data  shows  production  to  be  at  least  25,000  ounces  of gold  and  platinum.  The  placer  deposit  is  considered  to  be  highly  prospective  for  significant additional placer reserves, as well as for lode sources of the placer gold and platinum.

Tom  Bundtzen,  our  Geological  Consultant  for  our  Alaska  Properties,  completed  a  summary

report,  on  the  Dime  Creek  property,  dated  April  25,  2009.   The  summary  report  estimates  one

million  cubic  yards  of  auriferous  pay  remain  in  several  defined  areas  within  the  Dime  Creek basin.  In  addition,  lode  targets  for  platinum  and  possibly  gold  have  been  outlined  by  an  auger soil  survey  carried  out  by  past  investigators  and  from  historical  notations  in  published  literature.

Additional  data  on  platinum  lode  targets  can  be  acquired  with  follow-up  drilling  concurrent  with placer gold exploration and is a recommended course of action for future exploration work.

Mr.  Bundtzen  recommends  that  the  placer  resource  areas  should  be  drill  tested  prior  to  any decisions  to  develop  them.  Placer  ground  in  the  upper  portion  of  the  basin  above  Haycock  is relatively  shallow  (<20  feet)  and  drilltesting  could  be  accomplished  with  a  track-mounted  auger drill similar to that used to conduct soil sampling in 2001.

A  100  hole,  3,000  foot  drill  program  is  recommended  to  begin  the  due  diligence  on  the  placer resource  north  of  Haycock.  This  data  could  initiate  production  planning  for  the  placer  resource and open the door for a second phase of drilling in the following year south of Haycock.

Exploration  by  previous  operators  in  2000-2001  located  elevated  PGE  values  within  the  Linux

Gold  claim  block.  These  anomalies  already  define  potential  PGE-bearing  lode  drill  targets  for

Linux  Gold  Corp  and  Mr.  Bundtzen  recommends  initial  testing  by  2  to  4  drill  holes.  These  test holes could be completed in conjunction with the placer resource exploration program.

In November, 2009 extensive data compilation was completed for the Dime Creek property. The data  compilation,  produced  by  Thomas  Bundtzen  of  Pacific  Rim  Geological  Consulting,  Inc.,  is

to  be  used  to  facilitate  future  lode  and  placer  exploration  programs  on  the  property.  Mr.

Bundtzen  managed  and  designed  the  exploration  programs  that  took  place  in  the  1990s,  2000,

and 2001.

The compilation from Dime Creek and nearby gold-bearing stream basins included:

1.   Detailed microprobe analyses of placer platinum and gold recovered from six locations;

2.   Mineralogical analysis of bulk heavy mineral concentrate samples (17 samples);

3.   Rock chip sample program (33 samples);

4.   Detailed motorized auger soil sample program (404 samples);

5.   Ground magnetic survey;

6.   An  extensive  review  of  past  mineral  production  and  mine  activity  records  from  U.S.

Geological  Survey,  the  Alaska  Territorial  Department  of  Mines,  the  U.S.  Bureau  of

Mines, and mint return records as found in unpublished Archival records.

Highlights of the overall data analysis are summarized:

▪     Dime  Creek  has  historically  produced  an  estimated  68,464  ounces  of  gold  and  198 ounces  of  byproduct  platinum.  Dime  Creek  has  not  been  systematically  mined  with modern mechanized techniques.

▪     Multiple bench and modern stream gold-platinum placers occur on the Linux property.

▪     The  second  tier  and  higher  benches  in  upper  Dime  Creek  valley  are  interpreted  by

Bundtzen  to  be  ancestral  marine  strandline  (beach)  gold-platinum  placer deposits

similar  to  the  placers  exploited  both  onshore  and  offshore  at  Cape  Nome.  This  suggests that  marine  deposits  should  be  explored  for  gold  and  PGE  along  strike  for  several kilometers.

▪     Microprobe  analysis  of  the  platinum  mineralization  indicates  a  rhodium-enriched  type  of isoferroplatinum  that  averages  88.59  percent  platinum,  8.98  percent  iron,  about  1.0 percent  rhodium,  and  only  minor  amounts  of  other  PGE  metals.  When  combined  with accompanying gangue mineral identifications; i.e., chrome-rich diopside, the lode source is probably a Ural-Alaska intrusion complex.

▪     The  gold  in  Dime  creek  is  of  exceptionally  high  fineness,  averaging  about  960  fine  (or

96%   gold),   even   exceeding   average   high   fineness   placer   gold   found   in   Alaska.   It

contains  traces  of  quartz,  muscovite,  and  feldspar  which  suggest  an  origin  in  granitic rocks.

▪     Soils   collected   during   a   detailed   soil   survey   on   two   bench   levels   of   Dime   Creek

contained  up  to  160  ppb  gold,  174  ppb  platinum,  and  144  ppb  palladium  as  well  as threshold levels of copper, chromium, and nickel.

▪     Results  from  the  2000  soil  sampling  program,  coupled  with  the  magnetic  signatures  of mafic  intrusions  and  granitic  signature  of  gold  (as  interpreted  from  microprobe  work)

suggest lode and placer target locations.

The  Company  believes  that  the  data  compilation  constitutes  an  important  information  source that  will  be  utilized  during  the  design  of  a  placer  and  lode  exploration  program  on  the  Dime

Creek  claims.  A  previous  report  by  Mr.  Bundtzen  recommends  a  100  hole,  3000  feet  drilling program  to  begin  the  due  diligence on  the  placer  resource  and  drill 2  to 4  holes on  the  Platinum lode targets, as set out in our news release dated May 5, 2009.

The  mineral  data  described  above  for  the  Dime  Creek  claims  was  prepared  by  Thomas  K.

Bundtzen,  P.  Geo.,  BS,  MS,  CPG-10912,  ABSLN#279639,  President  of  Pacific  rim  Geological

Consulting,  Inc.,  of  Fairbanks,  Alaska,  who  is  independent  of  the  Company  as  defined  in  NI43-

101.   Bundtzen   is   a   Certified   Professional   Geologist   (CPG)   with   the   American   Institute   of

Professional   Geologists   (AIPG).   Bundtzen   is   a   Qualified   Person   as   defined   in   National

Instrument   43-101   and   also   qualifies   under   the   rules   stated   by   the   U.S.   Securities   and

Exchange Commission (“SEC”), and has verified the data for accuracy.

Trout Claims, Alaska

At January 20, 2010, the Company entered into an exploration rights agreement for consideration of $7,500 (paid) with Peter S. Frantz for the right to explore eleven unpatented mining claims recorded as the Trout Claims, located in the Fairbanks recording district, State of

Alaska, under the following terms and conditions:

−     Initial   non-refundable   payment   of   US$1,500   (paid)   at   signing   of   the   lease

agreement;

−     Annual work commitment of US$10,000;

−     Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013:   Cash   payment   of   US$15,000   and   issuance   of   10,000   common

shares of the Company

▪     2014:   Cash   payment   of   US$15,000   and   issuance   of   50,000   common

shares of the Company

▪     2015:   Cash   payment   of   US$500,000   and   issuance   of   the   Company’s

common shares valued at US$500,000 to a maximum of one million shares and  granting  of  4%  Net  Smelter  Return  to  the  Owner  in  exchange  for 100%

ownership in Trout Claims

The  Trout  Claims  are  located  in  the  western  edge  of  the  Livengood  quadrangle  approximately

70  miles  northwest  of  Fairbanks,  Alaska.  The  Trout  claims  are  underlain  by  the  geochemically reduced,  magnetically  subdued,  Wolverine  Mountain  intrusive  complex,  which  is  the  same  age as  the  Fort  Knox,  Pogo,  Livengood,  and  other  important  gold-bearing  intrusions  in  the  Tintina

Gold  Province.  Past  productive  placer  gold  deposits  occur  immediately  downstream  from  the

Trout  Claims  held  by  the  Company.  The  junior  company  International  Tower  Hill  Mines  Ltd.

(ITH)  has  calculated  Ni  43-101  compliant  resources  of  12.5  million  ounces  gold  at  a  0.5  g/t  gold cutoff  at  their  Money  Knob  deposit  in  the  Livengood  mining  district,  which  is  approximately  30 miles east of the Trout Claims.

The  mineral  data  described  above  for  the  Trout  Claims  was  prepared  by  Thomas  K.  Bundtzen,

P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific Rim Geological Consulting,

Inc.,  of  Fairbanks,  Alaska,  who  is  independent  of  the  Company  as  defined  in  NI  43-101.

Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional

Geologists  (AIPG).  Bundtzen  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies under  the  rules  stated  by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has

verified the data for accuracy.

Coho Claims, Alaska

At January 20, 2010, the Company entered into an exploration rights agreement for consideration of $7,500 (paid) with Peter S. Frantz for the right to explore ten unpatented mining claims recorded as the Coho Claims, located in the Fairbanks recording district, State of Alaska,

under the following terms and conditions:

−     Initial   non-refundable   payment   of   US$1,500   (paid)   at   signing   of   the   lease

agreement;

−     Annual work commitment of US$10,000;

−     Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013:   Cash   payment   of   US$15,000   and   issuance   of   10,000   common

shares of the Company

▪     2014:   Cash   payment   of   US$15,000   and   issuance   of   50,000   common

shares of the Company

▪     2015:   Cash   payment   of   US$500,000   and   issuance   of   the   Company’s

common shares valued at US$500,000 to a maximum of one million shares and  granting  of  4%  Net  Smelter  Return  to  the  Owner  in  exchange  for 100%

ownership in Coho Claims

The  Coho  Claims  are  located  30  miles  northeast  of  the  Pogo  gold  mine  and  100  miles  east  of

Fairbanks,   Alaska.   The   Pogo   gold   mine,   which   is   owned   and   operated   by   Sumitomo

Corporation,  produced  358,000  ounces  gold  in  2009,  making  it  Alaska’s  largest  gold  producer.

The  Coho  claims  occur  in  an  area  explored  by  Sumitomo  and  their  field  operators  prior  to  their

discovery   of   the   Pogo   gold   deposit   in   1995.   On   the   Coho   claims,   gold-bismuth-copper

anomalies  (maximum  values  of  1,024  ppb  Au;  71  ppm  Bi;  499  ppm  Cu)  have  been  detected  in

rocks   collected   near   a   geochemically   reduced,   Cretaceous-Tertiary   intrusive   complex   that

intrudes   phyllite   and   schist   equivalent   to   the   Keevy   Peak   Formation.   This   geological-

geochemical  association  is  common  within  gold-bearing  intrusions  of  the  Tintina  Gold  province.

The  mineral  data  described  above  for  the  Coho  Claims  was  prepared  by  Thomas  K.  Bundtzen,

P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific Rim Geological Consulting,

Inc.,  of  Fairbanks,  Alaska,  who  is  independent  of  the  Company  as  defined  in  NI  43-101.

Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional

Geologists  (AIPG).  Bundtzen  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies under  the  rules  stated  by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has

verified the data for accuracy.

1.1

Date

June 28, 2011

1.2

Overall Performance

We  are  a  mineral  exploration  company  engaged  in  the  acquisition  and  exploration  of  mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work.  We  do  not  have  any  producing  mineral  properties  at  this  time.  The  recoverability  of amounts  shown  for  investments,  mineral  properties,  and  the  related  deferred  expenditures  is dependent  upon  the  existence  of  economically  recoverable  reserves,  the  ability  to  obtain  the necessary  financing  to  complete  the  exploration,  the  profitability  of  future  production  or  our ability  to  dispose  of  those  assets  on  a  profitable  basis.  Our  ongoing  operation  is  dependent upon  cash  flow  from  successful  operations  and  equity  financing.  We  have  incurred  a  loss  of

$36,594  in  the  year  ended  February  28,  2011  (2010  -  $65,985).   We  have  no  revenue  from  our

mining operations.

1.3

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The  following  table  summarizes  selected  financial  data  for  the  Company  for  each  of  the  three

most  recently  completed  financial  years.    The  information  set  forth  below  should  be  read  in

conjunction  with  the  consolidated  audited  financial  statements,  prepared  in  accordance  with

Canadian generally accepted accounting principles, and the related notes thereto.

February 28,      February 28,

2011

2010

February 29,

(Restated)

2009

Total Revenue

-

-

-

General and administrative expenses

385,939

406,622

537,805

Mineral property acquisition costs written off

-

-

-

Loss from operations:

- In total

(36,594)

(65,985)

(536,201)

- Basic and diluted loss per Share

(0.00)

(0.00)

(0.01)

Total Assets

118,829

206,244

112,942

1.4

Results of Operations

During  the  fiscal  years  ended  February  28,  2011  and  February  28,  2010,  we  received  no revenues from operations.

Administrative  expenses  excluding  mineral  property  exploration  and  development  costs  in  2011 totaled  $331,663  compared  to  $355,647  in  2010.  Consulting  and  subcontract  expenses  were

$137,398   in   2011,   consistent   with   $137,281   in   2010.   Professional   fees   totaled   $34,456

compared  to  $37,323  in 2010  due to  an  overall decline in  activities  that require  legal  advice  and the  Company’s  effort  in  further  streamlining  professional  services  on  financial  reporting.  Travel and  promotion  decreased  to  $23,570  in  2011  from  $77,825  in  2010  as  a  result  of  reduced  fund raising  activities  that  require  meetings  with  investors  and  potential  investors.  Office  and  general administrative  expenses  decreased  slightly  from  $39,167  in  2010  to  $38,759  in  2011  and  costs incurred  on  regulatory  compliances  reduced  from  $18,841  in  2010  to  $13,261  in  2011  as  a result  of  decreased  operations.  Management  fees  remain  unchanged  at  $30,000  from  2010.

Imputed  interest  calculated  on  the  balances  due  to  related  parties  rose  from  $39,069  in  2010  to

$55,536 in 2011, resulting from an increase in related party advances received. Imputed interest at  15%  was  charged  to  operations  based  on  the  advances  from  related  parties  and  treated  as donated capital, as they are not payable to the related parties.

In   2011   we   spent   $54,276   compared   to   $50,975   in   2010   in   staking,   exploration   and

development  costs.   We  had  anticipated  that  we  would  spend  approximately  $300,000  during

fiscal  2011 on  field  sampling,  mapping  and  geological  consulting.   However,  due  to  the  difficulty

raising  funds  in  the  equity  market  we  decided  to  postpone  the  exploration  until  it  becomes  cost effective again after the market recovery.

In 2010 we had a foreign exchange gain of $26,010 in 2010; in 2011 we had a gain of $2,938.

In  2010  we  recorded  net  realized  loss  of  $2,951  on  sale  of  our  marketable  security;  in  2011  we incurred a net loss of $32,206 on the sales.

In  2010  we  did  not  record  impairment  on  our  available  for  sale  investments;  in  2011  we recorded an impairment of $57,837 based on the continued decline in their value.

We  had  an  overall  reduction  in  loss  of  $29,391,  mostly  due  to  the  decrease  in  fair  value adjustment  of  our  derivate  liability  –  from  $343,588  in  2010  to  $439,388  in  2011.  The  derivate liability  represents  the  warrants  priced  in  the  United  States  dollars,  which  is  not  our  functional currency (Canadian dollar).

1.5

Summary Of Quarterly Results

The  following  selected  financial  data  has  been  prepared  in  accordance  with  Canadian  GAAP

and  should  be  read  in  conjunction  with  the   Company’s  audited  financial  statements.  The

following  is  a  summary  of  selected  financial  data  for  the  Company  for  its  eight  completed financial quarters ended February 28, 2011.

The  Company  experienced  a  net  loss  before  other  items  of  $82,031  or  $0.001  per  share  for  the fourth quarter ended February 28, 2011 compared to a net loss before other items of $56,288 or

$0.001 per share for the same period last year.

Three

Three

Three

months

Three

Three

Three

Three

Three

months

months

ended

months

months

months

months

months

ended

ended

Aug.

ended

ended

ended

ended

ended

Feb. 28,

Nov. 30,

31,

May 31,      Feb. 28,     Nov. 30,      Aug. 31,

May 31

2011

2010

2010

2010

2010

2009

2009

2009

Description

$

$

$

$

$

$

$

$

Revenues

$Nil

$Nil

$Nil

$Nil

$Nil

$Nil

$Nil

$Nil

Income or

 loss before

 other items

Total

(82,031)    (105,793)     (93,871)    (104,244)     (56,288)    (182,268)    (112,312)     (58,705)

Per

(0.001)

(0.001)

(0.001)

(0.001)

(0.001)

(0.002)

(0.001)

(0.00)

share

As  the  Company  is  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate activity and are also impacted by factors which are not recurring each quarter.

1.6

Liquidity

All  of  the  Company’s  properties  are at  the  advanced  or  early  exploration  stages.   The Company

does  not  expect  to  generate  any  revenues  in  the  near  future  and  will  have  to  continue  to  rely

upon  the  sale  of  equity  securities  to  raise  capital.   Fluctuations  in  the  Company’s  share  price

may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

During  2011  we  financed  our  operations  primarily  by  the  issue  of  5,243,000  common  shares  of the Company for gross cash proceeds of $267,810. We also raised $75,719 from the sale of our marketable securities.

During  2010,  we  spent  $333,014  of  these  funds  on  operating  activities  for  the  year  ended

February  28,  2011  as  compared   to  $296,256  in  the   year  ended   February  28,  2010.  For

operating functions advanced $37,474 from related parties, compared to $102,350 in 2010.

Our cash position increased by $2,082 from $182 to $2,210 and we had a working capital deficit as at February 28, 2011 of $485,596.

1.7

Capital Resources

The  Company  sees  the  exercise  of  stock  options  and  warrants  as  a  source  of  capital,  but  as  of the date of this Report, none of the stock options and warrants outstanding are in-the-money.

Since  its  incorporation,  the  Company  has  financed  its  operations  almost  exclusively  through  the

sale  of  its  common  shares  to  investors.   The  Company  expects  to  finance  operations  through

the  sale  of  equity  in  the  foreseeable  future  as  it  generates  limited  revenue  from  business

operations.   There  is  no  guarantee  that  the  Company  will  be  successful  in  arranging  financing on acceptable terms.  To a significant extent, the Company’s ability to raise capital is affected by

trends  and  uncertainties  beyond  its  control.    These  include  the  market  prices  for  base  and

precious metals and results from the Company’s exploration program.   The Company’s ability to

attain  its  business  objectives  may  be  significantly  impaired  if  prices  for  metals  fall  or  if  results from exploration programs on its properties are unsuccessful.

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to continue  as  a  going  concern  in  order  to  pursue  the  exploration  of  its  mineral  claims  and  to

maintain  a  flexible  capital  structure  for  its  projects  for  the  benefit  of  its  stakeholders.   As  the

Company  is  not  earning  significant  revenues  from  operations,  its  principal  source  of  funds  is from the issuance of common shares.

We  have  been  successful  in  the  past  in  acquiring  capital  through  the  issuance  of  shares  of  our

Common  Stock,  and  through  advances  from  related  parties.   Although  we  intend  to  continue

utilizing  these  sources,  there  has  been  no  assurance  in  the  past  that  these  sources  and

methods  would  continue  to  be  available  in  the  future.    In  the  event  that  no  other  sources  of

capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles  as  many  small,  undercapitalized  companies  do,  and,  in  the  worst  case,  we  could  be forced  to  reorganize  or  liquidate,  either  of  which  consequence  would  likely  have  an  adverse financial effect upon our shareholders.

We  received  funding  of  $37,474  in  2011  from  our  affiliated  companies  (common  officers  and directors).  The  total  amount  owing  to  related  parties  is  $350,964  or  58.58%  of  total  current liabilities  as  at  February  28,  2011.  The  balances  owing  to  related  parties  are  non-interest bearing, unsecured and repayable on demand.

In  the  management  of  capital,  the  Company  includes  the  component  of  shareholders’  equity  as well as cash, receivables, related party payables and short-term investment balances.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it  in  light  of  changes  in

economic  conditions  and  the  risk characteristics  of  the  underlying  assets.   To maintain  or  adjust

the  capital  structure,  the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of assets or adjust the amount of cash and short-term investments.

Other   than   the   current   economic   uncertainty   and   financial   market   volatility,   and   resulting

tightening of capital markets, the Company does not identify any trends, demand, commitments,

events  or  uncertainties  that  will  result  in,  or  that  are  reasonably  likely  to  result  in,  its  liquidity either materially increasing or decreasing at present or in the foreseeable future.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

Pursuant  to  a  management  services  agreement,  during  the  year  ended  February  28,  2011  we paid  or  accrued  management  fees  of  $30,000  (2010  -  $30,000)  to  a  company  of  which  the

President of the Company is a director.  At February 28, 2011, the Company had an outstanding balance of $81,450 (2010 - $49,450) owed to this related party.

During  the  year  ended  February  28,  2011,  we  paid  or  accrued  investor  relations  fees  of  $2,500

(2010 - $3,500) to a company related to the Company by way of a common director.

During the year ended February 28, 2011, the Company paid consulting fees of $15,190 (2010 -

$14,362) to a company where the President of the Company is a director.

Related  party  transactions  incurred  during  the  normal  course  of  the  Company’s  operations  and are  measured  at  the  exchange  amount,  which  is  the  amount  agreed  between  the  related parties.

As  at  February  28,  2011,  amounts  due  to  related  parties  consist  of  advances  or  repayments  to

the   President,   Chief   Executive   Officer   (“CEO”)   and   shareholder   of   the   Company   and/or

companies  controlled  by  the  President,  CEO  and  shareholder  of  the  Company.  Amounts  due  to related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed  terms  of  repayment.

During  the  year  ended  February  28,  2011,  imputed  interest  at  15%,  totalling  $55,536  (2010  -

$39,069) was charged to operations and treated as donated capital.

1.10     Fourth Quarter

The  Company  experienced  a  net  loss  before  other  items  of  $82,031  or  $0.001  per  share  for  the quarter ended February 28, 2011 compared to $105,793 or $0.001 per share for the same period last  year.  The  reduction  in  expenses  and  losses  are  largely  due  to  the  Company’s  continuing effort to streamline operations to reduce office expenses and costs related to financial reporting.

1.11     Proposed Transactions

N/A

1.12     Critical Accounting Estimates

The   preparation   of   financial   statements   in   conformity   with   accounting   principles   generally

accepted   in   the   United   States   necessarily   requires   management   to   make   estimates   and

assumptions  which  affect  the  reported  amounts  of  assets  and  liabilities  and  disclosure  of contingent  assets  and  liabilities  at the  date  of the  financial statements, and  the  reported  amount

of  revenues  and  expenses  during  the  reporting  period.   Significant  areas  requiring  the  use  of

management  estimates  include  the  determination  of  rates  for  amortization,  the  impairment  of marketable  securities,  fair  value  of  imputed  interest  and  the  assumptions  used  in  computing  the

fair  value  of  stock-based  compensation  and  warrants.    Actual  results  could  differ  from  those

estimates.

1.13     Changes in Accounting Policies

In  June  2009,  the  FASB  issued  FASB  ASC  105,  “The  FASB  Accounting  Standards  Codification

and  the  Hierarchy  of  Generally  Accepted  Accounting  Principles  –  a  replacement  of  FASB

Statement  No.  162”.    Under  FASB  ASC  105  the  “FASB  Accounting  Standards  Codification”

(“Codification”)   will   become   the   source   of   authoritative   US   GAAP   to   be   applied   by

nongovernmental  entities.    Rules  and  interpretive  releases  of  the  Securities  and  Exchange

Commission  (“SEC”)  under  authority  of  federal  securities  laws  are  also  sources  of  authoritative

GAAP for SEC registrants. The Codification became  effective for financial statements issued for

interim  and  annual  periods  ending  after  September  15,  2009.    On  the  effective  date,  the

Codification  will  supersede  all  then-existing  non-SEC  accounting  and  reporting  standards.  All other  non-grandfathered  non-SEC  accounting  literature  not  included  in  the  Codification  will become  non-authoritative.  The  Company  changed  the  Company’s  references  to  U.S.  GAAP accounting  standards  but  did  not  impact  the  Company’s  results  of  operations,  financial  position or cash flows.

In  June  2009,  the  Securities  and  Exchange  Commission’s  Office  of  the  Chief  Accountant  and

Division  of  Corporation  Finance  announced  the  release  of  Staff  Accounting  Bulletin  (SAB)  No.

112.  This  staff  accounting  bulletin  amends  or  rescinds  portions  of  the  interpretive  guidance included  in  the  Staff  Accounting  Bulletin  Series  in  order  to  make  the  relevant  interpretive guidance  consistent  with  current  authoritative  accounting  and  auditing  guidance  and  Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order  to  bring  existing  guidance  into  conformity  with  recent  pronouncements  by  the  Financial

Accounting  Standards  Board,  namely,  Statement  of  Financial  Accounting  Standards  No.  141

(revised   2007)   (ASC   Topic   805),   Business   Combinations,   and   Statement   of   Financial

Accounting  Standards  No.  160  (ASC  Topic  810),  Non-controlling  Interests  in  Consolidated

Financial    Statements.    The    statements    in    staff    accounting    bulletins    are    not    rules    or

interpretations  of  the  Commission,  nor  are  they  published  as  bearing  the  Commission's  official approval.  They  represent  interpretations  and  practices  followed  by  the  Division  of  Corporation

Finance  and  the  Office  of  the  Chief  Accountant  in  administering  the  disclosure  requirements  of the Federal securities laws.

In  April  2009,  an  update  was  made  to  the  FASB  ASC  820,  “Fair  Value  Measurements  and

Disclosures”,  that  provides  additional  guidance  for  estimating  fair  value  when  the  volume  and

level  of  activity  for  the  assets  or  liability  have  significantly  decreased.   This  update  is  effective

for  interim  and  annual  periods  ending  after  June  15,  2009  with  early  adoption  permitted  for

periods  ending  after  March  15,  2009.    The  adoption  of  this  guidance  did  not  impact  the

Company’s results of operations, financial position or cash flows.

In April 2009, an update was made to FASB ASC 825, “Financial Instruments”, which requires a publicly  traded  company  to  include  disclosures  about  the  fair  value  of  its  financial  instruments

whenever  it  issues  summarized  financial  information  for  interim  reporting  periods.   This  update

is   effective   for   interim   reporting   periods   ending   after   June   15,   2009,   with   early   adoption

permitted for periods ending after March 15, 2009.  The adoption of this guidance did not impact the Company’s results of operations, financial position or cash flows.

In  May  2009,  the  FASB  announced  the  issuance  of  FASB  ASC  855,  “Subsequent  Events”,

formerly referenced as SFAS No. 165, Subsequent Events.   FASB ASC 855 should not result in

significant  changes  in  the  subsequent  events  that  an  entity  reports.   Rather,  FASB  ASC  855

introduces   the   concept   of   financial   statements   being   available   to   be   issued.     Financial

statements  are  considered  available  to  be  issued  when  they  complete  in  a  form  and  format  that complies  with  generally  accepted  accounting  principles  (GAAP)  and  all  approvals  necessary  for issuance have been obtained.  The Company has already adopted this policy.

In  April  2010,  the  FASB  issued  Accounting  Standards  Update  2010-13,  “Compensation  –  Stock

Compensation  (ASC  718)”,  which  addresses  the  classification  of  an  employee  share-based payment  award  with  an  exercise  price  denominated  in  the  currency  of  a  market  in  which  the underlying  equity  security  trades.  The  Update  provides  guidance  on  the  classification  of  a share-based  payment  award  as  either  equity  or  a  liability.  A  share-based  payment  award  that contains  a  condition  that  is  not  a  market,  performance,  or  service  condition  is  required  to  be classified as a liability. The amendments in this Update are effective for fiscal years, and interim periods  within  those  fiscal  years,  beginning  on  or  after  December  15,  2010.  The  Company  is currently evaluating the impact of this update on the financial statements.

1.14     Financial Instruments & Other Instruments

Fair Value

The  carrying  values  of  the  Company’s  financial  instruments,  consisting  of  cash  and  cash

equivalents,    marketable  securities,  amounts  due  to  related  parties  and  accounts  payable approximate their fair values because of the short-term maturity of these financial instruments.

Interest Rate Risk

The  Company  is  not  exposed  to  significant  interest  rate  risk  due  to  the  short-term  maturity  of  its monetary assets and liabilities.

Credit Risk

The  Company’s  financial  asset  that  is  exposed  to  credit  risk  consists  primarily  of  cash.    To

manage the risk, cash is placed with major financial institutions.

Currency Risk

The  Company’s  functional  and  reporting  currency  is  the  Canadian  dollar.  Monetary  assets  and liabilities  denominated  in  foreign  currencies  are  translated  using  the  exchange  rate  prevailing  at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated  transactions  or  balances  are  included  in  the  determination  of  income.  Foreign currency  transactions  are  primarily  undertaken  in  U.S.  dollars.  The  Company  has  not,  to  the date  of  these  consolidated  financial  statements,  entered  into  derivative  instruments  to  offset  the impact of foreign currency fluctuations.

Fair value measurement

The  Company  adopted  FASB  ASC  820-10-50,  “Fair  Value  Measurements”.    This  guidance

defines  fair  value,  establishes  a  three-level  valuation  hierarchy  for  disclosures  of  fair  value

measurement  and  enhances  disclosure  requirements  for  fair  value  measures.   The  three  levels

are defined as follows:

-

Level   1   inputs   to   the   valuation   methodology   are   quoted   prices   (unadjusted)   for

identical assets or liabilities in active markets.

-

Level  2  inputs  to  the  valuation  methodology  include  quoted  prices  for  similar  assets and  liabilities  in  active  markets,  and  inputs  that  are  observable  for  the  assets  or  liability,  either directly or indirectly, for substantially the full term of the financial instrument.

-

Level  3  inputs  to  valuation  methodology  are  unobservable  and  significant  to  the  fair measurement.

All  of  the  Company’s  financial  instruments  measured  at  fair  value  are  applied  using  Level  1 inputs.

1.15     Other MD&A Requirements

Internal Control Risks

The  President  or  the  Chief  Executive  Officer  (“CEO”)  and  Chief  Financial  Officer  ("CFO")  are

responsible for designing internal controls over financial reporting in order to provide reasonable assurance  regarding  the  reliability  of  financial  reporting  and  the  preparation  of  the  Company's consolidated  financial  statements  for  external  purposes  in  accordance  with  US  GAAP.  The design of the Company's internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based  on  this  assessment,  a  weakness  common  to  small  companies  was  identified.    The

Company  does  not  have  a  sufficient  number  of  personnel  to  allow  for  proper  segregation  of duties.  To compensate for this, all major commitments and all payments require two signatures,

including CEO, and a member of the board of directors.

Furthermore, the officers and directors will continue to monitor very closely all financial activities of  the  Company  to  mitigate  this  weakness,  and  candid  discussion  of  any  risks  with  the  audit committee.

Risks and Uncertainties

The  risks  and  uncertainties  affecting  the  Company  are  set  out  in  the  Company’s  Annual

Information  Form  filed  on  SEADR  at  www.sedar.com.   It  is  the  management’s  opinion  that  the

Company   will   be   able  to   raise  sufficient  funds   on   hand  to   meet   the   Company’s   ongoing

administrative expenses for a period of at least twelve months.

Outstanding Share Data

Authorized:   200,000,000 shares without par value

Issued:

Common:  97,893,825 - $13,573,641

Outstanding Share Purchase Warrants

The following share purchase warrants were outstanding at February 28, 2011:

Exercise

Number

Remaining

Expiry date

price

of warrants

contractual life

US$

(years)

May 8, 2011*

0.20

9,275,000

0.19

June 28, 2011*

0.20

3,125,000

0.33

October 19,

0.075/0.10

5,000,000

0.63

2011

November 9,

0.075

2,473,000

0.70

2011

December 6,

0.075

2,770,000

0.77

2011

22,643,000

0.43

*  These  warrants  were  issued  with  a  private  placement  financing  during  May,  2006.  These warrants  were  subject  to  a  price  adjustment  clause  whereby  any  future  equity  financing  at  a share  price  less  than  the  exercise  price  of  the  warrants  would  result  in  the  re-pricing  of  the warrants  exercise  price  to  equal  the  share  price  of  the  financing  and  additional  warrants  would be  issued  so  that  the  aggregate  exercise  price  of  the  re-priced  warrants  would  equal  the aggregate  exercise  price  of  the  originally  issued  warrants.  Subsequent  to  February  28,  2011 these warrants expired.

Outstanding Stock Options

The following stock options were outstanding and exercisable at February 28, 2011:

Number

Number of

Remaining

Exercise

of options

options

contractual

Expiry date

price

outstanding

exercisable

life

US$

(years)

August 9, 2011

0.35

1,500,000

375,000

0.44

November 2, 2011

0.25

25,000

6,250

0.67

December 8, 2011

0.25

50,000

12,500

0.77

November 7, 2012

0.31

50,000

12,500

1.69

February 21, 2013

0.10

1,525,000

381,250

1.98

April 22, 2014

0.10

75,000

18,750

3.14

December 18,

0.10

25,000

6,250

3.81

2014

April 19, 2015

0.10

50,000

12,500

4.14

3,300,000

825,000

1.32

Commitments

On  September  17,  2009  the  Company  entered  into  an  office  rent  agreement  for  the  duration  of

November  1,  2009  to  October  31,  2010  at  monthly  rate  of  $3,355.  The  Company  shares  the office  space  and  rent  fees  equally  with  two  related  parties.  The  agreement  is  renewed  for  one year at $3,690 per month for the duration of November 1, 2010 to October 31, 2011.

Subsequent Events

a) Stock Options Granted

On  April  14,  2011  the  Company  granted  to  a  consultant  of  the  Company  400,000  stock options exercisable into the Company’s common  shares at a price of US$0.10 per share for five years expiring April 14, 2016.

b) Warrants Expired

As  of  the  issuance  date  of  these  consolidated  financial  statements,  12,400,000  warrants with exercise prices of $0.20 expired, unexercised.

The  Company  has  evaluated  subsequent  events  through  the  date  of  these  consolidated financial  statements  were  issued  in  accordance  with  FASB  ASC  855  and  all  material subsequent events have been disclosed as stated above.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management   has   established   processes,   which   are   in   place   to   provide   them   sufficient

knowledge   to   support   management   representations   that   they   have   exercised   reasonable

diligence  that  (i)  the  audited  financial  statements  do  not  contain  any  untrue  statement  of material  fact  or  omit  to  state  a  material  fact  required  to  be  stated  or  that is  necessary  to  make  a statement  not  misleading  in  light  of  the  circumstances  under  which  it  is  made,  as  of  the  date  of and  for  the  periods  presented  by  the  audited  financial  statements  and  that  (ii)  the  audited financial  statements  fairly  present  in  all  material  respects  the  financial  condition,  results  of operations  and  cash  flows  of  the  Company,  as  of  the  date  of  and  for  the  periods  presented  by the audited financial statements.

In   contrast   to   the   certificate   required   under   National   Instrument   52-109   Certification   of

Disclosure  in  Issuers’  Annual  and  Interim  Filings  (NI  52-109),  the  Company  utilizes  the  Venture

Issuer Basic Certificate which does not include representations relating to the establishment and maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  controls  over  financial reporting  (ICFR),  as  defined  in  NI  52-109.  In  particular,  the  certifying  officers  filing  Venture

Issuer  Basic  Certificate  are  not  making  any  representations  relating  to  the  establishment  and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance that  information  required  to  be  disclosed  by  the  issuer  in  its  annual  filings,

interim filings or other reports filed or submitted under securities legislation is

recorded,   processed,   summarized   and   reported   within   the   time   periods

specified in securities legislation; and

ii)

a   process   to   provide   reasonable   assurance   regarding   the   reliability   of

financial  reporting  and  the  preparation  of  financial  statements  for  external purposes in accordance with the issuer’s GAAP.

The  Company’s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to provide  them  with  sufficient  knowledge  to  support  the  representations  they  are  making  in  this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of the

Company to design and implement on a cost effective basis DC&P and ICFR as defined in NI

52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The  Board  of  Directors  of  Linux  Gold  Corp.  has  approved  the  disclosures  contained  in  this

annual MD&A.   A copy of this MD&A and audited financial statements ended February 28, 2011 will be provided to anyone who requests this information.

Additional Information

Additional  information  relating  to  the  Company  including  our  Annual  Information  Form,  news

releases  and  other  up-dated  information,  please  contact  the  Company  either  by  phone:   604-

278-5996;   fax:     604-278-3409;   e-mail   at   info@linuxgoldcorp.com   refer   to   the   Company’s

website at www.linuxgoldcorp.com or refer to the SEDAR website at www.sedar.com.